UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [   ] Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [   ] Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

     Investors Mark Series Fund, Inc.

3. Securities and Exchange Commission File No.: 811-08321

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                 100 South Fifth Street
                 Suite 2300
                 Minneapolis, MN 55402


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Raymond A. O'Hara III
                  Blazzard, Grodd & Hasenauer, P.C.
                  943 Post Road East
                  Westport, CT 06880
                  (203) 226-7866

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                Investors Mark Series Fund, Inc.
                100 South Fifth Street
                Suite 2300
                Minneapolis, MN 55402
                Telephone: (612) 371-7297

                Investors Mark Advisor, LLC
                2300 Main Street
                Kansas City, MO 64108
                Telephone: (612) 376-7000

                Wells Fargo Bank Minnesota N.A.
                Wells Fargo Center
                Sixth and Marquette Avenue
                Minneapolis, MN 55479
                Telephone: (612) 667-7396

                BISYS Fund Services Ohio, Inc.
                3435 Stelzer Road
                Columbus, OH 43219
                Telephone: (614) 470-8000

                Standish Mellon Asset Management Company LLC
                One Financial Center
                Boston, MA 02111
                Telephone: (617) 248-6000

                Columbia Management Advisors, Inc.
                100 Federal Street
                Boston, MA 02110
                Telephone: (617) 434-6642

                Babson Capital Management LLC
                One Memorial Drive
                Cambridge, MA 02142-1300
                Telephone: (617) 225-3800

                Lord, Abbett & Co. LLC
                90 Hudson Street
                Jersey City, NJ 07302
                Telephone: (201) 395-2000

                Kornitzer Capital Management, Inc.
                5420 W. 61st Place
                Shawnee Mission, KS 66205
                Telephone: (913) 677-7778

                The Boston Company Asset Management, LLC
                One Boston Place
                Boston, MA 02108
                Telephone: (617) 722-3553

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

     [X]  Management company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):


     [X]      Open-end          [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                Investors Mark Advisor, LLC
                2300 Main Street
                Kansas City, MO 64108

                Standish Mellon Asset Management Company LLC
                One Financial Center
                Boston, MA 02111

                Stein, Roe & Farnham, Incorporated
                One South Wacker Drive
                Chicago, IL  60606

                Columbia Management Advisors, Inc.
                100 Federal Street
                Boston, MA 02110

                Babson Capital Management LLC
                One Memorial Drive
                Cambridge, MA 02142-1300

                Lord, Abbett & Co. LLC
                90 Hudson Street
                Jersey City, NJ 07302

                Kornitzer Capital Management, Inc.
                5420 W. 61st Place
                Shawnee Mission, KS 66205

                The Boston Company Asset Management, LLC
                One Boston Place
                Boston, MA 02108

                David L. Babson & Co., Inc.
                One Memorial Drive
                Cambridge, MA  02142-1300

                Standish, Ayer & Wood, Inc.
                One Financial Center
                Boston, MA  02111

                Standish International Management Company, L.P.
                One Financial Center
                Boston, MA  02111

                BBOI Worldwide LLC
                210 University  Boulevard
                Denver, CO  80206


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                Jones & Babson, Inc.
                700 Karnes Boulevard
                Kansas City, MO 64108

                Tamarack Distributors, Inc.
                100 South Fifth Street
                Suite 2300
                Minneapolis, MN 55402


13. If the fund is a unit investment trust ("UIT") provide:

     Not Applicable

     (a) Depositor's name(s) and address(es):


     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X] Yes [ ] No

         If Yes, for each UIT state:

              Name(s):   BMA Variable Annuity Account A

              File No.:  811-08325

              Business Address: Business Men's Assurance Company of America
                                2000 Wade Hampton Blvd.
                                Greenville, SC 29615-1064

                                Telephone: (800) 551-8354

              Name(s):   BMA Variable Life Account A

              File No.:  811-08781

              Business Address: Business Men's Assurance Company of America
                                2000 Wade Hampton Blvd.
                                Greenville, SC 29615-1064

                                Telephone: (800) 551-8354


              Name(s):   FSL Separate Account M

              File No.: 811-09167

              Business Address: Fidelity Security Life Insurance Company
                                3130 Broadway
                                Kansas City, MO 64111-2406

                                Telephone: (800) 648-8624


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


                  [X] Yes [ ] No

    If Yes, state the date on which the board vote took place:

                  July 26, 2005


    If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ ]      Yes       [X]    No

    If Yes, state the date on which the shareholder vote took place:



    If No, explain:

On July 13, 2005, an Order of Approval was issued by the Securities and Exchange Commission pursuant to Section 26(c) of the Investment Company Act of 1940 permitting the substitution of shares of certain portfolios of Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Fidelity Variable Insurance Products Fund, Federated Insurance Series, T. Rowe Price Equity Series, Inc., The Universal Institutional Funds, Inc., Lord Abbett Series Fund, Inc., and Dreyfus Investment Portfolios for shares of certain portfolios of Investors Mark Series Fund, Inc. (Rel. IC-26987 - July 13).


II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

                July 15, 2005


     (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

                  [ ]      Yes      [X]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17. Closed-end funds only:

     Not Applicable

     Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18. Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes [ ] No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholders to the fund:



19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes  [X] No


     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes  [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:



     (b)  Why has the fund retained the remaining assets?




     (c)  Will the remaining assets be invested in securities?

                  [ ] Yes [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes      [X]      No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
     Liquidation:

          (i) Legal expenses: $ 65,000

         (ii) Accounting expenses: $ -0-

        (iii) Other expenses (list and identify separately): $ -0-

         (iv) Total expenses (sum of lines (i)-(iii) above): $ 65,000

     (b) How were those expenses allocated?

         Expenses were not paid by the Fund and therefore there was no allocation.


     (c) Who paid those expenses?

         Investors Mark Advisor, LLC, the adviser to the Fund, paid the expenses.


     (d) How did the fund pay for unamortized expenses (if any)?

         N/A


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]      No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                  VERIFICATION

The undersigned states (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Investors Mark Series Fund, Inc., (ii) she is the President of Investors Mark Series Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.



                                             /s/JENNIFER LAMMERS
                                             --------------------------
                                              Jennifer Lammers





Subscribed and sworn to before me, a Notary Public, the 20th of September, 2005.


/s/LISA MARIE BERRY
----------------------------------

Notary Public, State of Minnesota
Commission Expires January 31, 2010